UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K





(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From to

Commission File Number 1-8520

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TERRA INDUSTRIES INC.
TERRA CENTRE
600 FOURTH STREET
P.O. BOX 6000
SIOUX CITY, IOWA 51102-6000

## REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

**Table of Contents**



Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

## INDEPENDENT AUDITORS' REPORT

To the Participants and
Administrator of the
Terra Industries Inc.
Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

**DELOITTE & TOUCHE LLP**

Omaha, Nebraska
May 30, 2003

# TERRA INDUSTRIES INC.
# EMPLOYEES' SAVINGS AND INVESTMENT PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS:** | | |
| Investments, at fair value: | | |
| Terra Industries Inc. Common Stock | $ - | $ 15,405,499 |
| Terra Industries Inc. Common Stock Fund | 6,335,533 | - |
| Mutual Funds | 39,125,855 | 49,097,587 |
| Loans to participants | 2,462,933 | 2,420,471 |
| Total investments | 47,924,321 | 66,923,557 |
| Receivables: | | |
| Employer contributions | 43,938 | 50,071 |
| Participant contributions | 131,786 | 130,486 |
| Securities sold | 500 | 38,269 |
| Total assets | 48,100,545 | 67,142,383 |
| **LIABILITIES:** | | |
| Securities purchased | (1,942) | (3,073) |
| Net assets available for benefits | $ 48,098,603 | $ 67,139,310 |

See accompanying notes to the financial statements.

# TERRA INDUSTRIES INC.
# EMPLOYEES' SAVINGS AND INVESTMENT PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment loss: | | |
| Dividends and interest | $ 535,606 | $ 1,760,003 |
| Net depreciation in fair value of investments | (16,373,075) | (7,053,670) |
| Total investment loss | (15,837,469) | (5,293,667) |
| Contributions: | | |
| Employer | 1,395,364 | 1,366,461 |
| Participant | 2,451,641 | 2,692,805 |
| Total contributions | 3,847,005 | 4,059,266 |
| Total | (11,990,464) | (1,234,401) |
| Deductions from net assets attributed to: | | |
| Benefit payments | 7,030,888 | 8,852,085 |
| Administrative expenses | 19,355 | 28,585 |
| Total deductions | 7,050,243 | 8,880,670 |
| Net decrease | (19,040,707) | (10,115,071) |
| Net assets available for benefits: | | |
| Beginning of year | 67,139,310 | 77,254,381 |
| End of year | $ 48,098,603 | $ 67,139,310 |

See accompanying notes to the financial statements.

# TERRA INDUSTRIES INC.
# EMPLOYEES' SAVINGS AND INVESTMENT PLAN

## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

### A. DESCRIPTION OF PLAN

The following brief description of the Terra Industries Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

***General*** – The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (Terra) and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is administered by the Employee Benefit Committee (the Committee) of the Company.

***Participation*** – All full-time or part-time employees of the Company (whose customary employment is at least 1,000 hours of service during a twelve month period) are eligible for Plan participation upon hire or any time thereafter. Temporary employees are eligible after completing twelve continuous months of employment that include at least 1,000 hours of service. Participation in the Plan is voluntary.

***Participants' Accounts*** – Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of fund earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. A participant's benefit is limited to the amount that can be provided from the participant's account, subject to the applicable vesting requirements.

***Trustee*** – In September 2002, the Plan sponsor changed trustees of the Plan to Wells Fargo Bank, N.A. The change included transfer of all previous investments in mutual funds to new mutual funds. The Plan's investment in Terra Industries Inc. common stock was transferred to a mutual fund, the Terra Industries Inc. Common Stock Fund, which generally consists of 95% of common stock of Terra Industries Inc. and 5% cash.

***Employee Contributions*** – In 2001, participants earning $85,000 or less annually, could elect to contribute up to 15% of annual compensation on a pretax basis and 10% on an after-tax basis. The maximum combined deferral on a pretax and after-tax basis is 20%. In 2002, participants earning $90,000 or less annually could elect to contribute up to 25% of annual compensation on a before-tax or after-tax basis, or a combination of both. Participants earning more than $90,000 in 2002 and $85,000 in 2001, could contribute up to 8% of their annual compensation on a combined pretax and after-tax basis.

The maximum participant pretax contribution was $11,000 and $10,500 in 2002 and 2001, respectively.

Participants may elect to invest their contributions in one or more of the eleven available participant directed investment options.

***Employer Contributions*** – The Company contributed an amount determined by its Board of Directors, equal to 100% of the participants' contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation in 2002 and 2001. Currently fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Employer contributions for participants not fully vested in the Plan are automatically invested in the Terra Industries Inc. Common Stock Fund. In 2000 and prior, all contributions made by the Company, including those for fully vested participants, were automatically invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 2002 or 2001. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $21,366 and $18,604 in 2002 and 2001, respectively.

***Maximum Contributions Per Participant*** – The sum of a participant's contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation less any pretax contributions made by the participant. Eligible compensation was limited to $200,000 in 2002 and $170,000 in 2001.

***Vesting*** – Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

***Participant Loans*** – Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate based on the published prime rate. As of December 31, 2002, interest rates on outstanding loans ranged from 6.25% to 13.00%. Principal and interest is paid ratably through monthly payroll deductions.

***Payment of Benefits*** – Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

## B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements have been prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's instructions for Form 11-K.

***Investment Valuation and Income Recognition*** – Investments are stated at fair value, which is determined, in the case of Terra Industries Inc.'s Common Stock Fund, from the latest available market quotations for shares held and, in the case of investments in mutual funds, at quoted market net asset value of shares held. Participant loans are valued at cost which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Investment transactions are recognized on a trade-date basis.

***Benefits Payable*** – The Plan's policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 2002 and 2001.

*Administrative Expenses* – Administrative expenses are comprised of charges relating to routine services provided by the Plan's trustee and recordkeeping agent and fees associated with the annual audit of the Plan's financial statements. Administrative expenses are allocated to the investment funds based upon the fair value of each fund's investment relative to the total fair value of all investment funds to which expenses are allocated.

*Use of Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

## C. PLAN TERMINATION

Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time subject to the provisions of ERISA. Upon termination, a participant's entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

## D. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## E. INVESTMENTS

The Plan's investments are held in a bank-administered trust fund. The following table separately identifies investments that represent 5% or more of the Plan's net assets.

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **Investments at Fair Value as Determined by Quoted Market Price** | | |
| Terra Industries Inc. Common Stock | $ - | $15,405,499 |
| Terra Industries Inc. Common Stock Fund | 6,335,533 | - |
| Mutual Funds: | | |
| Putnam Growth and Income Fund | - | 8,036,545 |
| Putnam New Opportunities Fund | - | 9,215,799 |
| Putnam Voyager Fund | - | 17,634,443 |
| Putnam Money Market Fund | - | 6,734,373 |
| Other - Putnam | - | 7,476,427 |
| Wells Fargo Stable Return Fund | 8,118,253 | - |
| PIMCO Total Return Fund | 3,347,168 | - |
| Van Kampen American Common Stock Fund | 5,818,849 | - |
| Wells Fargo Large Company Growth Fund - Institutional Class | 11,688,606 | - |
| MFS Mid-Cap Growth Fund - A | 5,398,614 | - |
| Other - Wells Fargo | 4,754,365 | - |
| Loans to participants | 2,462,933 | 2,420,471 |
| Total investments | $47,924,321 | $66,923,557 |

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $16,373,075 and $7,053,670, respectively, as follows:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Net appreciation (depreciation) in fair value of investments: | | |
| Terra Industries Inc. Common Stock (employer directed and participant directed) | $ - | $ 4,963,250 |
| Mutual Funds | (9,795,200) | (12,016,920) |
| Terra Industries Common Stock Fund (employer directed and participant directed) | (6,577,875) | - |
| Net depreciation in fair value of investments | $ (16,373,075) | $ (7,053,670) |

## F. RELATED PARTY TRANSACTIONS

Plan investments include 4,392,479 shares of Terra Industries Inc. Common Stock Fund (the "Fund") with a fair market value of $6,335,533 at December 31, 2002. The Fund includes 3,891,483 shares of Terra Industries Inc. Common Stock with a fair market value of $5,953,969 and cash at December 31, 2002. Plan investments included 4,392,479 shares of Terra Industries Inc. Common Stock with a fair market value of $15,405,499 at December 31, 2001. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as related party transactions.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as designated by the Plan and, therefore, these transactions qualify as related party transactions.

## TERRA INDUSTRIES INC.
## EMPLOYEES' SAVINGS AND INVESTMENT PLAN

**PN 333**
**EIN #52-1145429**

**SUPPLEMENTAL SCHEDULE**
**FORM 5500, SCHEDULE H, PART IV, LINE 4(i)**
**SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR**
**DECEMBER 31, 2002**

| Column B | Column C | Column D | Column E |
|---|---|---|---|
| Identity of issue, borrower, lessor or similar party | Description of investment including collateral, rate of interest, maturity date, par or maturity value | Cost | Current Value |
| *Wells Fargo Stable Return Fund | 2,240,994 shares | $ 7,994,845 | $ 8,118,253 |
| PIMCO Total Return Fund | 313,699 shares | 3,398,871 | 3,347,168 |
| *Wells Fargo TPM Balanced Account | 329,287 shares | 1,823,102 | 1,823,919 |
| Van Kampen American Common Stock Fund | 471,543 shares | 5,690,885 | 5,818,849 |
| *Wells Fargo Index Fund Institutional Class | 11,696 shares | 414,544 | 412,184 |
| *Wells Fargo Large Company Growth Fund - Institutional Class | 327,320 shares | 11,516,831 | 11,688,606 |
| Lord Abbett Mid-Cap Value | 41,944 shares | 621,329 | 645,522 |
| MFS Mid-Cap Growth Fund - A | 953,818 shares | 5,369,458 | 5,398,614 |
| *Wells Fargo Small Cap Opportunities Fund - Institutional Class | 16,314 shares | 384,827 | 370,066 |
| Templeton Funds Inc. - Foreign Fund - Class A | 180,827 shares | 1,563,500 | 1,502,674 |
| *Terra Industries Inc. Common Stock Fund | 4,273,047 shares | 17,529,316 | 6,335,533 |
| **Other Investments:** | | | |
| *Loans to Participants | Principal balance of $2,462,933 bearing interest rates ranging from 6.25% to 13.00% and maturing from January 2003 to August 2032 | | 2,462,933 |
| | | | $47,924,321 |

* Party-In-Interest

**Exhibit 23**

## INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-46734 of Terra Industries Inc. on Form S-8 of our report dated May 30, 2003 appearing in this Annual Report on Form 11-K of the Terra Industries Inc. Employees' Savings and Investment Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

**DELOITTE & TOUCHE LLP**

Omaha, Nebraska
June 26, 2003

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN**

**Date:** June 26, 2003



**By:** ____________________
Francis G. Meyer, Senior Vice President and Chief Financial Officer

Exhibit 99.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Terra Industries Inc. Employees' Savings and Investment Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that based on their best knowledge: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.



Michael L. Bennett, Chief Executive Officer



Francis G. Meyer, Chief Financial Officer

The certification set forth above is being furnished as an exhibit solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Form 11-K or as a separate disclosure document of the Company or the certifying officers.

# *Terra Industries Inc. Employees' Savings and Investment Plan*

*Form 11-K for the Years Ended December 31, 2002 and 2001*



SEC MAIL
PROCESSING
RECEIVED
JUN 2 7 2003
WASH, D.C.
188
SECTION